Exhibit 16.1

October 27, 2005

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Bison Instruments, Inc. and, under the date of February 3, 2005, we reported on the consolidated financial statements of Bison Instruments, Inc. (the “Company”) as of and for the years ended October 31, 2003 and 2004. On October 27, 2005, our appointment as principal accountants was terminated. We have read Bison Instruments, Inc.‘s statements included under Item 4.01 of its Form 8-K, dated October 27, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that change was approved by the Audit Committee of the Board of Directors.

Very truly yours,

/s/ KPMG LLP

KPMG LLP
Chartered Accountants.